

By Electronic Mail

March 6, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Northern Lights Fund Trust IV
        Issuer CIK: 0001644419
        Issuer File Number: 333-204808 / 811-23066
        Form Type: 8-A12B
        Filing Date: March 6, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated November 22, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Kingsview Dividend Plus Index (MDPL)
- Kingsview Select Subsector Index (MSSS)
- Kingsview Volume Factor Dividend Tree Index (MVFD)
- Kingsview Volume Factor Global Unconstrained Index (MVFG)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications